TRANSGLOBE ENERGY CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS

August 4, 2009

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2009 and 2008 and the audited financial statements and MD&A for the year ended December 31, 2008 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

             Funds Flow from Operations

This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

             Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2009	2008	2009	2008
Cash flow from operating activities	15,052	9,573	22,941	25,889
Changes in non-cash working capital from
continuing operations	(657)	8,763	(118)	10,408
Changes in non-cash working capital from
discontinued operations	(278)	149	(65)	61
Funds flow from operations	14,117	18,485	22,758	36,358
Less: Funds flow from discontinued operations	-	1,644	-	6,353

Funds flow from continuing operations	14,117	16,841	22,758	30,005

             Netback

Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Q2 2009	5

MANAGEMENT'S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, public company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as a 100% oil, Middle East / North Africa growth company.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2009		2008
($000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2
Total Operations
Average sales volumes (Boepd)	9,619	8,788	6,893	6,935	7,706
Average price ($/Boe)	48.62	35.88	46.18	104.55	110.21
Oil and gas sales	42,557	28,379	29,285	66,707	77,283
Oil and gas sales, net of royalties and other	26,462	19,060	18,272	36,577	41,629

Cash flow from operating activities	15,052	7,889	11,252	20,652	9,573
Funds flow from operations*	14,117	8,641	6,134	16,775	18,485
Funds flow from operations per share
- Basic	0.22	0.14	0.10	0.28	0.31
- Diluted	0.22	0.14	0.10	0.27	0.31

Net (loss) income	(4,361)	(4,954)	7,640	24,790	(5,365)
Net (loss) income per share
- Basic	(0.07)	(0.08)	0.14	0.41	(0.09)
- Diluted	(0.07)	(0.08)	0.13	0.41	(0.09)

Continuing Operations
Average sales volumes (Bopd)	9,619	8,788	6,893	6,935	7,283
Average price from continuing operations ($/Bbl)	48.62	35.88	45.97	104.55	112.59
Oil sales	42,557	28,379	29,151	66,707	74,616
Oil sales, net of royalties and other	26,462	19,060	17,765	36,577	39,541

Cash flow from operating activities	14,774	8,102	11,010	20,483	8,078
Funds flow from continuing operations*	14,117	8,641	5,579	16,775	16,841
Funds flow from continuing operations per share
- Basic	0.22	0.14	0.09	0.28	0.28
- Diluted	0.22	0.14	0.09	0.27	0.28

Net (loss) income	(4,361)	(4,954)	7,482	24,787	(11,449)
Net (loss) income per share
- Basic	(0.07)	(0.08)	0.13	0.41	(0.19)
- Diluted	(0.07)	(0.08)	0.12	0.41	(0.19)

Total assets	229,658	238,145	228,238	234,501	205,535
Cash and cash equivalents	23,952	22,041	7,634	8,593	11,673
Total long-term debt, including current portion	52,551	57,347	57,230	57,127	42,197
Debt-to-funds flow ratio	1.2	1.1	1.0	0.9	0.7

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

During the second quarter of 2009, TransGlobe has:

  Maintained a strong financial position, with the ability to finance capital programs with funds flow from continuing operations;
  Achieved record production from continuing operations of 9,619 Bopd in Q2-2009 (Q2-2008 – 7,283 Bopd), as a result of drilling successes on the West Gharib Concession in Egypt;
  Repaid $5.0 million of long-term debt;
  Reported a debt-to-funds flow ratio of 1.2 at June 30, 2009 (June 30, 2008 – 0.7);
  Hedged 15% of its expected production in the remaining six months of 2009 at an average floor price of $54.00/Bbl and an average ceiling price of $72.06/Bbl, providing an increased level of certainty to fund its capital programs;
  Increased funds flow 63% over Q1-2009;
  Reported a decrease in funds flow from continuing operations of 16% from Q2-2008 due to a 57% decrease in commodity prices, partially offset by a 32% increase in sales volumes from continuing operations; and
  Reported a net loss from continuing operations in Q2-2009 of $4.4 million (Q2-2008 – $11.4 million loss) mainly due to unrealized derivative losses, lower commodity prices in the quarter and higher depletion and depreciation expense in Egypt.

6	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

2009 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q2-2008 net loss	(5,365)	(0.09)
Cash items
Volume variance	10,495	0.17	(196)
Price variance	(42,554)	(0.64)	793
Royalties	18,980	0.28	(354)
Expenses:
Operating	(736)	(0.01)	14
Realized derivative loss	3,270	0.05	(61)
Cash general and administrative	530	0.01	(10)
Current income taxes	5,943	0.09	(111)
Realized foreign exchange gain	932	0.01	(17)
Interest on long-term debt	455	0.01	(8)
Other income	(39)	-	1
Cash flow from discontinued operations	(6,287)	(0.09)	117
Total cash items variance	(9,011)	(0.12)	167
Non-cash items
Unrealized derivative loss	13,683	0.20	(255)
Depletion and depreciation	(5,270)	(0.08)	98
Stock-based compensation	(28)	-	1
Amortization of deferred financing costs	1,427	0.02	(27)
Non-cash income from discontinued operations	203	-	(4)
Total non-cash items variance	10,015	0.14	(187)

Q2-2009 net loss	(4,361)	(0.07)	(20)

The net loss was reduced by $1.0 million in Q2-2009 compared with Q2-2008 due in part to a significant decrease in the realized and unrealized derivative loss on commodity contracts and increases in production volumes, as well as lower royalties and taxes. This was offset by lower commodity prices and increased depletion and depreciation expense.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2009		2008
	Q-2	Q-1	Q-4	Q-3	Q-2

Dated Brent average oil price ($/Bbl)	58.79	44.40	54.91	114.78	121.38
U.S./Canadian Dollar average exchange rate	1.167	1.245	1.213	1.042	1.010

The price of Dated Brent oil averaged $58.79/Bbl in Q2-2009, a decrease of 52% from the Q2-2008 price of $121.38/Bbl. Financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in Q4-2008, with lower price levels continuing into 2009.

The current global financial crisis has reduced liquidity in financial markets, restricted access to capital and caused significant volatility in commodity prices. These issues are expected to negatively impact the economy for the remainder of 2009. TransGlobe’s management believes the Company is well positioned to weather the current world-wide economic crisis because of its manageable debt levels, positive cash generation from operations, and the availability of cash and cash equivalents.

In light of the current economic environment, TransGlobe has reduced its capital spending in 2009 compared with 2008 and continues to review costs and efficiency opportunities in the organization. The Company designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. To enhance the Company’s liquidity and to fund capital projects in Egypt, the Company raised $16.3 million in gross proceeds by issuing 5,798,000 common shares in February 2009.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

On February 5, 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Egypt. With the acquisition of GHP, the Company holds 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

Q2 2009	7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009. Following this acquisition, TransGlobe now holds 100% working interest in the West Gharib Concession in Egypt.

Discontinued Operations

TransGlobe sold its Canadian segment of operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			Three Months Ended June 30		Six Months Ended June 30
			2009	2008*	2009	2008*
Egypt	- Oil sales	Bopd	6,384	3,352	5,877	2,892
Yemen	- Oil sales	Bopd	3,235	3,931	3,329	3,911
Total continuing operations
	- Daily sales volumes	Bopd	9,619	7,283	9,206	6,803
Canada	- Oil and liquids sales**	Bopd	-	87	-	231
	- Gas sales**	Mcfpd	-	2,016	-	4,449
Canada		Boepd	-	423	-	973

Total Company – daily sales		Boepd	9,619	7,706	9,206	7,776
volumes

*	Egypt includes the operating results of GHP for the period February 5, 2008 to June 30, 2008. In that period, production averaged 1,082 Bopd for a year-to-date average of 874 Bopd.
**	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production averaged 1,463 Boepd.

Netback from Continuing Operations

Consolidated	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	70,936	42.57	126,680	102.32
Royalties and other	25,414	15.25	57,791	46.68
Current taxes	8,805	5.28	18,806	15.19
Operating expenses	10,407	6.25	8,388	6.77

Netback	26,310	15.79	41,695	33.68

Consolidated	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	42,557	48.62	74,616	112.59
Royalties and other	16,095	18.39	35,075	52.93
Current taxes	5,631	6.43	11,574	17.46
Operating expenses	5,201	5.94	4,465	6.74

Netback	15,630	17.86	23,502	35.46

Egypt

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	40,926	38.47	48,610	92.35
Royalties and other	14,385	13.52	20,913	39.73
Current taxes	5,784	5.44	8,639	16.41
Operating expenses	5,454	5.13	2,037	3.87

Netback	15,303	14.38	17,021	32.34

8	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	25,531	43.95	30,984	101.58
Royalties and other	9,009	15.51	13,352	43.77
Current taxes	3,588	6.18	5,515	18.08
Operating expenses	2,667	4.59	1,326	4.35

Netback	10,267	17.67	10,791	35.38

The netback per Bbl in Egypt decreased 50% and 56% in the three and six months ended June 30, 2009, respectively, compared with the same periods of 2008, mainly as a result of oil prices decreasing by 57% and 58%, respectively. The oil price decreases were partially offset by lower royalty and tax rates and a 90% and 103% increase in sales volumes for the three and six months ended June 30, 2009, respectively, compared with the same periods of 2008. The average selling price during the three months ended June 30, 2009 was $43.95/Bbl, which represents a gravity/quality adjustment of approximately $14.84/Bbl to an average dated Brent price for the period of $58.79/Bbl.

  Royalties and taxes as a percentage of revenue decreased to 49% in the three and six months ended June 30, 2009, compared with 61% in the same periods of 2008. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating costs for the three months ended June 30, 2009 increased 6% to $4.59/Bbl (2008 - $4.35/Bbl) while operating costs for the six months ended June 30, 2009 increased 33% to $5.13/Bbl (2008 - $3.87/Bbl), reflecting a higher number of workovers on the West Gharib PSC and increased staffing levels over 2008.

Yemen

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	30,010	49.81	78,070	109.68
Royalties and other	11,029	18.30	36,878	51.81
Current taxes	3,021	5.01	10,167	14.28
Operating expenses	4,953	8.22	6,351	8.92

Netback	11,007	18.28	24,674	34.67

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	17,026	57.84	43,632	121.97
Royalties and other	7,086	24.07	21,723	60.73
Current taxes	2,043	6.94	6,059	16.94
Operating expenses	2,534	8.61	3,139	8.77

Netback	5,363	18.22	12,711	35.53

In Yemen, the netback per Bbl decreased 49% and 47% in the three and six months ended June 30, 2009, respectively, compared with the same periods of 2008 primarily as a result of oil prices decreasing by 53% and 55%, respectively, partially offset by lower royalty and tax rates.

  Royalty and current tax costs decreased 67% and 70% in the three and six months ended June 30, 2009, respectively, mainly as a result of lower commodity prices. Royalties and taxes as a percentage of revenue decreased to 54% in Q2-2009 compared with 64% in Q2-2008. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.
  Operating expenses on a per Bbl basis for the three and six months ended June 30, 2009 decreased 2% and 8%, respectively, due to lower costs on Block 32 associated with the utilization of solution gas to replace diesel for power generation.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in Q3-2007 due to a marked increase in debt levels and again in Q1-2009 and Q2-2009 to protect the cash flows from the added risk of commodity price exposure and in order to comply with the covenants set forth by the Company’s lending institutions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Q2 2009	9

MANAGEMENT'S DISCUSSION AND ANALYSIS

From a corporate perspective, the weak oil prices in the first six months of 2009 had a negative impact on the Company’s revenue; however, these prices resulted in $0.7 million of realized gains recorded on the derivative commodity contracts compared with $4.9 million of realized losses in the first six months of 2008. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $2.8 million asset at December 31, 2008 to a $1.5 million liability at June 30, 2009 due to the strengthening of commodity prices since December 31, 2008, thus resulting in a $4.3 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2009	2008	2009	2008
Realized cash (loss) gain on commodity contracts*	(103)	(3,373)	668	(4,877)
Unrealized loss on commodity contracts**	(3,378)	(17,061)	(4,349)	(19,468)

Total derivative loss on commodity contracts	(3,481)	(20,434)	(3,681)	(24,345)

*	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q2-2009, the derivative liability will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $1.4 million decrease in the derivative commodity contract liability, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would increase the unrealized loss on commodity contracts by $1.6 million. The following commodity contracts are outstanding at June 30, 2009.

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
July 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25
July 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$40.00-$55.00
January 1, 2010-August 31, 2010	9,000 Bbls/month	Financial Collar	$40.00-$80.00
July 1, 2009-December 31, 2009	10,000 Bbls/month	Financial Floor	$60.00

The total volumes hedged for the balance of 2009 and the following years are:

	Six months
	2009	2010
Bbls	240,000	168,000
Bopd	1,304	460

At June 30, 2009, $1.4 million of the derivative commodity contracts were classified as current liabilities and $0.2 million of the derivative commodity contracts were classified as long-term liabilities.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	5,317	3.19	5,260	3.72
Stock-based compensation	970	0.58	766	0.54
Capitalized G&A	(1,412)	(0.85)	(842)	(0.59)
Overhead recoveries	(6)	-	(47)	(0.03)

G&A (net)	4,869	2.92	5,137	3.64

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	2,418	2.76	2,751	3.92
Stock-based compensation	480	0.55	452	0.64
Capitalized G&A	(535)	(0.61)	(334)	(0.48)
Overhead recoveries	-	-	(4)	(0.01)

G&A (net)	2,363	2.70	2,865	4.07

General and administrative expenses decreased 18% (34% on a Boe basis) and 5% (20% on a Boe basis) in the three and six months ended June 30, 2009, respectively, compared with the same periods in 2008. The G&A per Boe is lower mainly as a result of increased production from the West Gharib Concession.

INTEREST ON LONG-TERM DEBT

Interest expense for the three and six months ended June 30, 2009 decreased to $0.7 million and $1.3 million, respectively (2008 - $2.6 million and $4.3 million, respectively). Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. In the three months ended June 30, 2009, the Company expensed $0.2 million of transaction costs (2008 - $1.6 million). The Company had $53.0 million of debt outstanding at June 30, 2009 (June 30, 2008 - $43.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

10	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	21,403	20.12	10,921	20.75
Yemen	4,937	8.19	6,173	8.67
Corporate	92	-	77	-

	26,432	15.86	17,171	13.87

	Three Months Ended June 30
	2009		2008
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,930	20.53	5,994	19.65
Yemen	2,436	8.28	3,111	8.70
Corporate	49	-	40	-

	14,415	16.47	9,145	13.80

In Egypt, DD&A increased to $11.9 million and $21.4 million in the three and six months ended June 30, 2009, respectively (2008 - $6.0 million and $10.9 million, respectively) due to DD&A charges on new production from the West Gharib PSC in Egypt. The high DD&A costs per Boe result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate in Egypt per Boe will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Boe basis for the three and six months ended June 30, 2009 decreased 5% and 6%, respectively, over 2008, due to reserve additions on Block S-1 and Block 32 at year-end 2008.

In Egypt, unproven properties of $9.7 million (2008 - $9.9 million) relating to Nuqra ($7.9 million) and West Gharib ($1.8 million) were excluded from the costs subject to depletion and depreciation in the quarter. In Yemen, unproven property costs of $9.1 million (2008 - $6.8 million) relating to Block 72, Block 75 and Block 84 were excluded from the costs subject to depletion and depreciation in the quarter.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2009	2008
Egypt	12,932	6,513
Yemen	4,316	4,581
Corporate	158	84
	17,406	11,178
Acquisition	-	36,602

Total	17,406	47,780

In Egypt, total capital expenditures in the first six months of 2009 were $12.9 million. The Company drilled seven wells, resulting in four oil wells at Hana West, one dry hole at Hana West, one oil well at East Hoshia and one water source well at Hana.

In Yemen, total capital expenditures in Q2-2009 were $4.3 million. The Company drilled one oil well at the Tasour field on Block 32 and undertook a joint 3-D seismic acquisition program on Block S1 and Block 75.

OUTSTANDING SHARE DATA

As at June 30, 2009, the Company had 65,327,839 common shares issued and outstanding.

In the first quarter of 2009, the Company issued 5,798,000 common shares at C$3.45 per common share for gross proceeds of C$20.0 million (US$16.3 million).

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,558,322 common shares under a Normal Course Issuer Bid which commenced August 1, 2008 and will terminate July 31, 2009. During the six months ended June 30, 2009, the Company did not repurchase any common shares. During the year ended December 31, 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. The excess of the purchase price over the book value in the amount of $0.9 million was charged to retained earnings during the year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month rolling basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.2 times at June 30, 2009. This was within the Company’s target range of no more than 2.0 times. At March 31, 2009, the Company’s bank facility was re-determined at $60.0 million. The next review is scheduled for September 30, 2009.

Q2 2009	11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2009 and 2008:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2009	2008
Cash sourced
Funds flow from continuing operations*	22,758	30,005
Increase in long-term debt	-	40,000
Exercise of options	80	514
Issuance of common shares, net of share issuance costs	15,127	-
	37,965	70,519
Cash used
Capital expenditures	17,406	11,178
Acquisition	-	44,459
Repayment of long-term debt	5,000	55,000
Bank financing costs	-	1,184
Options surrendered for cash payments	-	256
Other	-	21
	22,406	112,098
Net cash from continuing operations	15,559	(41,579)
Net cash from discontinued operations	65	53,647
Changes in non-cash working capital	694	(13,124)
Increase (decrease) in cash and cash equivalents	16,318	(1,056)
Cash and cash equivalents – beginning of period	7,634	12,729

Cash and cash equivalents – end of period	23,952	11,673

*	Funds flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2009, the Company had working capital of $35.8 million (December 31, 2008 - $24.0 million) including discontinued operations. Cash and cash equivalents increased due to the share issuance in Q1-2009 of $16.3 million, before expenses.

The Company expects to fund its approved 2009 exploration and development program of $35.2 million ($17.8 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2009 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

At June 30, 2009, TransGlobe has a $60.0 million Revolving Credit Agreement of which $53.0 million is drawn.

($000s)	June 30, 2009	December 31, 2008
Revolving Credit Agreement	53,000	58,000
Unamortized transaction costs	(449)	(770)
	52,551	57,230

Current portion of long-term debt	-	-
Long-term debt	52,551	57,230

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	13,890	13,890	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	53,000	-	53,000	-	-
Office and equipment leases	No	680	361	319	-	-
Minimum work commitments[3]	No	12,720	1,400	2,500	8,820	-
Total		80,290	15,651	55,819	8,820	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at June 30, 2009 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has completed its commitment to drilling three exploration wells and incurred funds in excess of its $4.0 million production guarantee. Subject to final government approval (pending), the East Hoshia Development Lease is scheduled for a continuation review prior to November 30, 2010, at which time non-productive lands could be relinquished.

12	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment of two exploration wells in the second exploration extension. The second 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimal financial commitment of $2.0 million ($0.7 million to TransGlobe) during the second exploration period. The second 30-month exploration period commenced on January 12, 2009.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.1 million ($1.4 million to TransGlobe) for the signature bonus and a $16.0 million ($5.3 million to TransGlobe) first exploration period work program, consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence if the PSA is finalized and ratified by the government of Yemen.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only, the sale of which closed April 30, 2008. The Canadian operations and results have been accounted for as discontinued operations.

	Six Months Ended June 30
	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	2,189	96.36
Gas sales ($ per Mcf)	-	-	7,113	8.78
NGL sales	-	-	1,606	82.73
Other sales	-	-	115	-
	-	-	11,023	62.25
Royalties and other	-	-	2,368	13.37
Operating expenses	-	-	2,302	13.00

Netback	-	-	6,353	35.88

Depletion, depreciation and accretion	-	-	2,678	15.12

Future income taxes	-	-	82	-

Capital expenditures	-		749

	Three Months Ended June 30
	2009		2008
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Net operating results
Oil sales	-	-	557	115.56
Gas sales ($ per Mcf)	-	-	1,813	9.88
NGL sales	-	-	243	77.66
Other sales	-	-	54	-
	-	-	2,667	69.22
Royalties and other	-	-	579	15.03
Operating expenses	-	-	436	11.32

Netback	-	-	1,652	42.88

Depletion, depreciation and accretion	-	-	-	-

Future income taxes	-	-	-	-

Q2 2009	13

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT STRATEGY AND OUTLOOK FOR 2009

TransGlobe is committed to maintaining its strong financial position to support capital programs and provide shareholders with an enhanced return on investment during the current challenging economic environment. Management has taken action to preserve the Company’s strong balance sheet through reduced capital spending, cost efficiency opportunities and raising $15.1 million (C$18.6 million), after share issue costs, in Q1-2009 through an issuance of common shares.

The 2009 outlook provides information as to management’s expectation for results of operations for 2009. Readers are cautioned that the 2009 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2009 Outlook Highlights

  Production is expected to average between 8,800 and 9,200 Bopd (mid-point 9,000 Bopd), a 23% increase over the 2008 average production;
  Exploration and development spending is budgeted to be $35.2 million, a 20% decrease from 2008 (allocated 75% to Egypt and 25% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average Dated Brent oil price assumption for the second half of 2009 of $60.00/Bbl, funds flow from operations is expected to be $43.0 million for the year.

2009 Production Outlook

TransGlobe’s revised production guidance for 2009 is 8,800 to 9,200 Bopd (mid-point 9,000 Bopd), down 5% from the Q1-2009 guidance of 9,300 to 9,700 Bopd (mid-point 9,500 Bopd), primarily due to the deferral of some non-operated Yemen projects to 2010 and an increased exploration focus at West Gharib in 2009. Production averaged 8,542 Bopd during July, which was impacted by scheduled and un-scheduled pump replacements which resulted in approximately 700 Bopd of shut-in Hana West production. This work has now been completed and production restored. The current guidance for 2009 represents a 20% to 25% increase over the 2008 average production of 7,342 Boepd. Production from the West Gharib fields in Egypt is expected to average approximately 5,600 to 6,000 Bopd during 2009, with the balance of approximately 3,200 Bopd coming from the Yemen properties.

Production Forecast
	2009 Guidance	2008 Actual	% Change*

Barrels of oil equivalent per day	8,800-9,200	7,342	23

*	% growth based on mid-point of outlook.

2009 Funds Flow From Operations Outlook

This outlook was developed using the above revised production forecast and an average Dated Brent oil price of $60.00/Bbl for the final two quarters of 2009.

2009 Funds Flow From Operations Outlook
($ million)	2009 Guidance	2008 Actual	% Change*

Funds flow from operations**	43.0	59.3	(27)

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

While production is forecast to grow by 23% year-over-year, funds flow from operations is expected to decrease by 27%, mainly as a result of lower oil prices. Variations in production and commodity prices during the second half of 2009 could significantly change this outlook. An increase in the oil price of $5.00/Bbl would increase anticipated funds flow by approximately $2.5 million for the year, whereby a decrease in the oil price of $5.00/Bbl would decrease anticipated funds flow by approximately $1.8 million for the year.

2009 Capital Budget	Six Months Ended
	June 30, 2009	2009
($ million)	Actual	Annual Budget
Egypt	12.9	26.0
Yemen	4.3	9.0
Corporate	0.2	0.2
Total	17.4	35.2

During the remainder of 2009, TransGlobe will shift its focus to maximize the value of its assets in Egypt. In Egypt, the Company will continue to direct its efforts on the new Hana West discovery, on East Hoshia and on waterflood projects at Hana and Hoshia. The Company plans to drill between four and five wells on the West Gharib PSC during the remaining six months of 2009. In Yemen, the Company is conducting an extensive seismic program and has deferred its drilling plans to 2010. The 2009 capital budget is expected to be funded from funds flow and working capital. In Q2-2009, TransGlobe funded 100% of its capital expenditures through funds flow from operations. The Company has designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

14	Q2 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard did not have an impact on the Consolidated Financial Statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the Company’s fiscal periods ending on or after January 20, 2009 with retrospect application. The application of this EIC did not have a material effect on the Company’s financial statements.

New Accounting Standards

a) Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

b) Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

c) Financial Instruments Disclosures

In June 2009, the CICA issued amendments to CICA Handbook Section 3862, Financial Instruments - Disclosures. The amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The amendments are consistent with recent amendments to financial instrument disclosure standards in International Financial Reporting Standards (“IFRS”). The Company will include these additional disclosures in its annual Consolidated Financial Statements for the year ending December 31, 2009.

d) International Financial Reporting Standards

On February 13, 2008 the Canadian Accounting Standards Board has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, IFRS will replace Canada’s current GAAP for all publicly accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

The project team is completing the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

In July 2009, the International Accounting Standards Board (“IASB”) approved an exposure draft which allows additional exemptions for entities adopting IFRS for the first time. The Company expects to utilize the deemed cost for oil and gas asset exemption which would allow the Company to allocate their oil and gas asset balance, as determined under full cost accounting, to the IFRS categories of exploration and evaluation assets and development and producing properties. This exemption would relieve the Company from significant adjustments resulting from retrospective adoption of IFRS. The Company will assess the other approved exemptions in this exposure draft for utilization during the assessments on key IFRS transition issues.

Q2 2009	15

MANAGEMENT'S DISCUSSION AND ANALYSIS

The project team is currently presenting preliminary accounting assessments on key IFRS transition issues for the steering committee’s initial review and evaluation. These assessments will need to be further analyzed and evaluated in the implementation phase of the Company’s project. At this time, the impact on the Company’s financial position and results of operations is not reasonably determinable or estimable for any of the IFRS conversion impacts identified.

Concurrently, the project team is working on the design, planning and solution development phase. In this phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirement has on the Company. The project team members continue to work with representatives from the various operational areas to develop recommendations including first time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas are used to draft accounting policies. One of the sections in each of the draft accounting policy is the disclosure section which includes the financial statements disclosure as required by IFRS. First time adoption exemptions were analyzed by the project team and a schedule is being drafted for the steering committee to review and evaluate the exemptions. A detailed implementation plan and timeline is being developed which also includes the development of a training plan.

In addition, the Company is monitoring the IASB’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under Multilateral Instrument 52-109 of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

16	Q2 2009